U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Alliant Energy

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, the New York City Teachers’ Retirement Systems, and the New York City Police Pension Fund.

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Letter to shareholders in support of NYCRS' Independent Evaluation of Greenhouse Gas Emissions Targets Proposal

The City of New York
Office of the Comptroller
Brad Lander

May 8, 2025

Dear Alliant Energy shareholder,

I urge you to vote FOR Proposal 4: an Independent Third-Party Evaluation of the company’s Greenhouse Gas Reduction Targets at the Alliant Energy Corporation (“Alliant”) annual meeting on May 16, 2025. As Comptroller of the City of New York, I serve as custodian, investment advisor, and a trustee for the New York City Retirement Systems (“Systems”). The three Systems that submitted Proposal 4 are long-term institutional investors of Alliant.

The proposal simply seeks that Alliant disclose an evaluation conducted by an independent third-party of the following:

•	The alignment of Alliant’s existing short- and medium-term greenhouse gas emissions reduction targets with the Paris Agreement’s goals of limiting global temperature rise.
•	The methodology that Alliant used to set its targets.

Proposal 4 does NOT ask for an evaluation of the company’s climate strategy, for the company to revise its emissions reductions targets, or for an assessment relative to a specific framework or alignment pathway. The proposal is not prescriptive -- the request for assessment and evaluation does not require that the company select any specific third party to perform the work or mandate that the third-party evaluator use any particular methodology. It only requires that the third-party be independent.

It is reasonable and appropriate for investors to ask issuers to substantiate their claims to provide investors with confidence in the company’s climate-related disclosure and risk oversight. This is especially true when the company’s claims relate to material operations of the business. This proposal presents shareholders with an opportunity to affirm the importance of independent verification when it comes to climate-related targets and methodologies, particularly as these targets increasingly inform the company's capital allocation, operational strategy, and long-term risk profile.

Discrepancy between Alliant’s Claims and Others’ Evaluations Raise Governance Concerns

Alliant aspires to achieve net zero greenhouse gas emissions from its utility operations by 2050 and has a goal of 50% emissions reduction by 2030 from a 2005 baseline. Alliant has not disclosed other interim emissions reductions targets.1

_____________________________

1 Alliant Energy Climate Report: https://www.alliantenergy.com/who-we-are/responsibility-report/esg-data-reports

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building     •     1 Centre Street, 5th Floor     •     New York, NY 10007

Phone: (212) 669-3500     •     @NYCComptroller

 www.comptroller.nyc.gov

Investors are concerned about the company’s assertions that its targets are constructed using sound methodology and are in fact aligned with the Paris Agreement’s goals. For example, according to the Transition Pathway Initiative’s comparison to North American benchmarks, the carbon intensity of Alliant’s published 2030 target may be as much as 5.9 times the level consistent with limiting global average temperature rise to 1.5 degree Celsius and more than 4 times the level consistent with Below 2 Degrees outcomes.2

At issue is the soundness of the company’s Target-setting methodology and the credibility of its claim to be aligned with the Paris Agreement. In its Opposition Statement, Alliant maintains that it has already disclosed an evaluation of its greenhouse gas emissions targets and that Proposal 4 requests a report that it has “already provided.” In its No-Action request to the SEC earlier this year, Alliant similarly asserted it had substantially implemented Proposal 4. The SEC rejected this contention.

Alliant relied on an Electric Power Research Institute (“EPRI”) study to set its targets, and in its 2024 Climate report summarizes the outcomes and conclusions of the study. Alliant claims that this fulfills the objectives of the Proposal. Unfortunately, Alliant’s Climate Report does no such thing. In fact, its 2024 Climate Report:

•	Does not contain, even in summarized form, an independent third-party assessment of the company’s target-setting methodology or the alignment of Alliant’s existing short- and medium-term greenhouse gas emissions reduction targets with the Paris Agreement’s goals of limiting global temperature rise.

•	Acknowledges that the alignment “assessment was prepared in 2022 in collaboration with the Electric Power Research Institute.”[3] (Emphasis added.) By definition, a collaborative work product does not constitute an independent evaluation.

Alliant’s assessment of its targets alignment fails to reflect that to meet global climate objectives, the electricity sector in developed countries must decarbonize at a faster rate than other sectors. 4 When the Paris-alignment of Alliant’s targets are assessed relative to widely used measures of alignment,5 the discrepancy between Alliant’s target and a 1.5 degree-aligned target remains in all cases (see graphical representation of this discrepancy in the appendix to this letter).

Proposal 4 does not prescribe a specific emissions pathway model to evaluate the alignment of the company’s emissions targets with the Paris Agreement. Instead, it calls for an independent review to address the discrepancy between Alliant’s claims and external assessments—conducted without company influence.

I strongly encourage you to vote FOR Proposal 4.

Please contact CorporateGovernanceTeam@comptroller.nyc.gov with any questions or to discuss the proposal.

Sincerely,

/s/ Brad Lander

Brad Lander

New York City Comptroller

_____________________________

2 Ameren - Transition Pathway Initiative: https://www.transitionpathwayinitiative.org/companies/ameren

3 Alliant 2024 Climate Report, Page 14

4 For example, the International Energy Agency (IEA) Net Zero By 2050 report found that emissions from the power sector must reach net zero by 2035 in advanced economies and by 2040 globally.

5 These include scenarios constructed by the Intergovernmental Panel on Climate Change, the IEA Net Zero Energy Scenario (utilized by TPI), and two scenarios constructed and utilized by the Science-Based Targets Initiative (SBTi).

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building     •     1 Centre Street, 5th Floor     •     New York, NY 10007

Phone: (212) 669-3500     •     @NYCComptroller

www.comptroller.nyc.gov

APPENDIX

Alliant’s 2030 Target Compared to Example 1.5C Degree Scenarios

(Emissions Intensity)

Note: The IPCC 1.5C (low/no overshoot) levels above are constructed from the 97 individual 1.5C scenarios in the IPCC AR6 WGIII climate mitigation report.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building     •     1 Centre Street, 5th Floor     •     New York, NY 10007

Phone: (212) 669-3500     •     @NYCComptroller

www.comptroller.nyc.gov